

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Charles Martin
Chief Financial Officer
Experience Investment Corp.
100 St. Paul St., Suite 800
Denver, CO 80206

> **Re: Experience Investment Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 10, 2021**
> **File No. 333-252529**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed on March 10, 2021

Risk Factors
The EIC charter that will be effective following the completion. . . ., page 74

1.   Please revise to state that the exclusive forum provision provides that the federal district courts are the exclusive forum for claims arising under the Securities Act, and that there is uncertainty as to whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Background of the Transactions, page 90

2.   We note your revised disclosure in response to prior comment 9. Please further revise to

explain why the EIC board determined that the Blade transaction was superior to the five potential targets to whom EIC submitted indications of interest or letters of intent.

<u>Blade's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 196</u>

3.   We note that your seats flown-all flights metric for the three months ended December 31, 2020 decreased 60% yet your revenue for the same period increased 53%. Please revise your disclosure to discuss how this metric relates to your performance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: William Brentani